SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
192
SECTION


05060010

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

1-3788

For the Year Ended December 31, 2004

SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements and Exhibit

(a) Financial Statements:

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: 

Pervis Thomas, Jr.
Plan Administrator

Date: June 23, 2005

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2004 and 2003 and the related schedule of changes in net assets available for benefits for the years then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 23, 2005

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Investments at fair value:		
Investment in Shell Savings Group Trust	$ 5,849,561,260	$ 5,973,770,421
Participant loans	65,080,848	56,166,982
Total investments	5,914,642,108	6,029,937,403
Interest and other receivables	14,023,212	9,280,143
Total assets	5,928,665,320	6,039,217,546
Less - accounts payable	11,461,329	7,325,484
Net assets available for benefits	$ 5,917,203,991	$ 6,031,892,062

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004	Year Ended December 31, 2003
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 132,161,056	$ 101,433,212
Net appreciation in Shell Savings Group Trust	341,448,218	707,345,733
	473,609,274	808,778,945
Contributions:		
Participant	22,374,869	24,325,114
Employer	140,518,603	137,619,644
Rollover	9,777,662	7,267,079
	172,671,134	169,211,837
Total	646,280,408	977,990,782
Deductions from net assets attributed to:		
Participant distributions & withdrawals	867,376,587	575,610,368
Administrative expenses	3,984,390	4,149,527
Total	871,360,977	579,759,895
Net (decrease)/increase	(225,080,569)	398,230,887
Transfers from external plans	110,392,498	734,504,540
Net assets available for benefits:		
Beginning of year	6,031,892,062	4,899,156,635
End of year	$ 5,917,203,991	$ 6,031,892,062

The accompanying notes are an integral part of this statement.

NOTE 1 - PLAN DESCRIPTION:

General
The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Regulations), which govern the Plan. As more fully described in Note 3, the assets of the Plan are held in a participating trust in the Shell Savings Group Trust (Group Trust). Effective January 1, 2003, the CRI Group Savings Plan net assets of $8,788,738 were merged into the Plan. Effective July 11, 2003, the Alliance Savings Plan net assets of $722,293,509 were merged into the Plan. Effective August 1, 2003, the CRI Group Profit Sharing Plan net assets of $3,422,293 were merged into the Plan. On July 23, 2004, there was a plan-to-plan transfer of $1,486 from the Equistaff Advantage Plan into the Plan. Effective December 29, 2004, the Shell Trading Savings Plan net assets of $51,039,105 were merged into the plan. Effective December 23, 2004, the Pennzoil-Quaker State Company Savings and Investment Plan transferred certain participants with assets of $59,344,739 into the plan and the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees transferred certain participants with assets of $7,169.

Eligibility
Effective January 1, 2002, employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 25 percent of their eligible compensation on an after-tax basis to the Plan, subject to IRS limitations for all contributions. The Contributing Companies make contributions at the maximum rate for which a participant is eligible for company contributions (2.5 percent – 10 percent).

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, a balanced fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily.

Vesting
Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their contributions without any time or limit restriction.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover into the Plan an account from another qualified retirement plan if certain requirements are met. An employee may withdraw at any time funds that were rolled into the Plan.

Terminating participants (and in some cases a surviving spouse) may use all or part of their accounts to purchase life annuity insurance contracts.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans ranged from 4.00 to 4.75 percent during 2004 and 4.00 to 4.25 percent during 2003.

Forfeited Accounts

Participants of the Shell Trading Savings Plan that merged on December 29, 2004 retained their 5 year vesting criteria related to Company contributions prior to the merger. Therefore, forfeited amounts related exclusively to these participants are used to reduce current and future Company contributions. Forfeited nonvested accounts totaled $0 and $0 as of December 31, 2004 and 2003, respectively. Company contributions were reduced by $46,895 and $0 from forfeited nonvested accounts for the years ended December 31, 2004 and 2003, respectively.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $77,000 and $66,000 at December 31, 2004 and 2003, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Contributing Companies.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the recordkeeper and custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following bases:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end

Participant loans are valued at cost which approximates fair value

All other investments are stated at market value based on quoted prices

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 70.84 percent at December 31, 2004 and approximately 72.47 percent, including interest in participant loans, at December 31, 2003. Affiliated plans, Shell Pay Deferral Investment Fund and Shell Trading Savings Plan, have interests in the Group Trust of approximately 29.16 percent and 0 percent at December 31, 2004 and approximately 26.47 percent and 1.06 percent at December 31, 2003, respectively.

Supplemental Schedules 2 and 3 present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Group Trust as of and for each of the years then ended December 31, 2004 and 2003, respectively.

The following table presents investments representing 5% or more of the total Group Trust investments at December 31, 2004 or December 31, 2003:

	December 31, 2004	December 31, 2003
	(In millions)	
Thrift Fund	$ 2,171	$ 2,455
U.S. Equity Index Fund	1,362	1,394
Royal Dutch Stock Fund	1,317	1,461

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2004 and 2003, the Plan had no amounts outstanding under the line of credit.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2004
SHELL PROVIDENT FUND

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value $
Net Investment in Shell Savings Group Trust		5,852,123,143
* Participant Loans	4.00% - 12.0%	65,080,848
		5,917,203,991

* Identified party-in-interest

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Short-term investments	$ 2,201,201,108	$ 2,491,516,006
Common stock	1,284,405,511	1,421,832,118
Commingled funds	1,592,634,270	1,565,903,398
Registered investment company shares	3,148,357,085	2,715,288,000
Participant loans	124,491,529	125,989,819
Total investments	8,351,089,503	8,320,529,341
Interest and other receivables	16,878,800	11,311,103
Total assets	8,367,968,303	8,331,840,444
Accounts payable	14,522,315	8,832,410
Excess contributions payable	-	11,000
Total liabilities	14,522,315	8,843,410
Net assets available for benefits	$ 8,353,445,988	$ 8,322,997,034

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004	Year Ended December 31, 2003
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 180,959,720	$ 128,927,221
Net appreciation in common stock	114,364,487	254,227,104
Net appreciation in commingled funds	157,792,384	328,316,340
Net appreciation in registered investment company shares	230,586,328	431,162,774
	683,702,919	1,142,633,439
Contributions:		
Participant	160,318,086	153,787,318
Employer	145,325,171	142,006,292
Rollover	10,268,378	8,271,118
	315,911,635	304,064,728
Total	999,614,554	1,446,698,167
Deductions from net assets attributed to:		
Participant distributions & withdrawals	1,087,203,233	701,249,394
Administrative expenses	5,264,937	5,378,521
Total	1,092,468,170	706,627,915
Net (decrease)/increase	(92,853,616)	740,070,252
Transfers from external plans	123,302,570	1,235,581,369
Net assets available for benefits:		
Beginning of year	8,322,997,034	6,347,345,413
End of year	$ 8,353,445,988	$ 8,322,997,034

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97935) of Royal Dutch Petroleum Company of our report dated June 23, 2005 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 23, 2005